Exhibit 99.1

ITURAN LOCATION AND CONTROL LTD.

Dear Shareholder,

Re: Annual General Meeting of Shareholders

You are cordially invited to attend an Annual General Meeting of Shareholders (the “Annual Meeting”) of Ituran Location and Control Ltd. to be held at Ituran’s USA offices at 1700 NW 64th St. Suite 100 Fort Lauderdale, FL 33309 USA, on December 12, 2018 at 9:00 a.m. US Eastern time.

Holdings of the Company’s ordinary shares are being asked to vote on the matters listed in the enclosed Notice of Annual General Meeting of Shareholders. Your Board of Directors recommended a vote “FOR” all the matters set forth in the notice.

At the Annual Meeting, representatives of the Board of Directors and management will be pleased to respond to any questions you may have.

Whether or not you plan to be present at the Annual Meeting and regardless of the number of ordinary shares you own, you are requested to complete and return the enclosed proxy, which is solicited by the Company’s Board of Directors, and mail it promptly in the accompanying envelope, so that your votes may be recorded. Your proxy must be received no later than 9:00 a.m. US Eastern time, on December 10, 2018, to be counted for the Annual Meeting. If you are present at the Annual Meeting and desire to vote in person, you may revoke your appointment of proxy at the Annual Meeting so that you may vote your shares personally.

Your cooperation is appreciated.

Very truly yours, Ze'ev Koren Chairman of the Board of Directors

AS A FOREIGN PRIVATE ISSUER, WE ARE EXEMPT FROM THE RULES UNDER THE SECURITIES EXCHANGE ACT RELATED TO THE FURNISHING AND CONTENT OF PROXY STATEMENTS. THE CIRCULATION OF THIS PROXY STATEMENT SHOULD NOT BE TAKEN AS AN ADMISSION THAT WE ARE SUBJECT TO THOSE PROXY RULES.

ITURAN LOCATION AND CONTROL LTD

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

To the shareholders of
Ituran Location and Control Ltd.:

The Annual general meeting of shareholders (the "Annual Meeting") of Ituran Location and Control Ltd. (the “Company”) will be held at Ituran’s USA offices at 1700 NW 64th St. Suite 100 Fort Lauderdale, FL 33309 USA, on December 12 2018 at 9:00 a.m. US Eastern time for the following purposes:

1.	To receive and discuss the audited Consolidated Financial Statements of the Company for the year ended December 31, 2017.

2.
To renew the appointment of the firm of Fahn Kanne & co. (a member firm of Grant Thornton international) as the Company’s independent auditors for the year ending December 31, 2018 and until the Company’s next annual general meeting and authorize the Audit Committee of the Company to determine their remuneration.

3.
To elect the following persons to serve as directors in Class C for additional period until third succeeding Annual meeting thereafter: Izzy Sheratzky, Gil Sheratzky and Ze'ev Koren (Independent Director).

The affirmative vote of the holders of the majority of the voting power represented at the Meeting in person, by written ballot or by proxy and voting thereon is necessary for approval of items 2 and 3.

Only shareholders of record at the close of business on November 7, 2018 (the “Record Date”) will be entitled to participate in and vote at the Annual Meeting, subject to the restrictions in the Company’s Articles of Association, as set forth in the attached Proxy Statement. All shareholders are cordially invited to attend the Annual Meeting in person.

           Section 87(a) to the Israeli Companies Law, Company's Articles of Association and Board resolution permits to shareholders who will not attend the Annual Meeting in person, to vote by completing the Form of Proxy Card. The shareholders may also submit a position notice to the Company’s offices (envelope marked clearly as “position notice”, to the Company Secretary, at the Company registered address stated above) no later than ten (10) days prior to the Annual Meeting. The Board of Directors of the Company may submit response to such position notices until five (5) days prior to the Annual Meeting. Changes to the Annual Meeting agenda may be made after the filing of the Statement of Proxy, including by adding an item to the agenda following a shareholder request (in accordance with Section 66(b) to the Israeli Companies Law) submitted to the Company no later than seven (7) days following the date of filing the attached Proxy Statement, all in accordance with the Israeli Companies Regulations (Notice and advertisement regarding a general meeting and a class meeting in a public company and the addition of an item to the agenda) (2000)). In such case, the Company will file an amended agenda and an amended Statement no later than seven (7) days from the last date of submission of such shareholder's request.  The filing of an amended agenda will not require the change of the Record Date as set forth above and in the attached Proxy Statement. The Statement of Proxy, the amended agenda and the amended Statement of Proxy (both, if any) and position notices are or will be available on Form 6-K at the U.S. Securities and Exchange Commission’s EDGAR System http://www.sec.gov/edgar.shtml.

If you wish to attend the Annual Meeting in person and if your shares are held in "street name", meaning a shareholder whose Ordinary Shares are registered in his, her, or its favor with a member of a stock exchange or other record holder and which are included in the Ordinary Shares registered in the register of shareholders of the Company under the name of such record holder, shall be required to prove ownership of such Ordinary Shares as of the Record Date by providing the Company, at least 24 hours before the time appointed for holding the Meeting, with proof of ownership, issued by a record holder as well as a statement from such record holder that it did not vote such shares, and a copy of the shareholder's passport, valid identification document or incorporation certificate.

The Company’s Articles of Association also allow shareholders registered in the Company’s Shareholders Register to appoint a proxy to vote in their stead (whether personally or by means of a Statement of Proxy) at the Annual Meeting, by means of a Deed of Authorization in the form a set forth in the Articles of Association of the Company, so long as the Deed of Authorization is delivered to the Company at least twenty-four (24) hours prior to the time of the Annual Meeting or presented to the Chairman at such meeting. Shareholders may revoke their Deeds of Authorization by a written notice received at the Company’s offices prior to the commencement of the Annual Meeting, or if present in person at said General Meeting, may revoke the appointment by means of a written or oral notification to the Chairman and vote their shares in person.

Shareholders who will not attend the Annual Meeting in person are requested to complete, date and sign the aforementioned form of Proxy Card distributed herewith (or the amended Form of Proxy Card, if any) and to return it promptly (and in any event, at least forty eight (48) hours prior to the time of the Annual Meeting) to the Company's transfer agent in the enclosed envelope or to vote by remote voting according to provided instructions (if it’s available).

Any two or more Shareholders present in person or by proxy, or who have delivered to the Company proxy card indicating their manner of voting, and who hold or represent shares conferring in the aggregate at least thirty-three and one-third percent (33 1/3%) of the voting power of the Company, shall constitute a lawful quorum at the Annual Meeting. A Shareholder or his proxy, who also serves as a proxy for other Shareholder(s), shall be regarded as two or more Shareholders, in accordance with the number of Shareholders he is representing.

If within an hour from the time appointed for the General Meeting a quorum is not present, the meeting shall stand adjourned to the same day in the next week, at the same time and place. No business shall be transacted at any adjourned meeting except business which might lawfully have been transacted at the meeting as originally called. At such adjourned meeting, any number of Shareholders present in person or by proxy or by proxy card, shall constitute a lawful quorum. The vote necessary to approve the resolutions relating to the matters upon which you will be asked to vote is specified herein above. Each outstanding Ordinary Share is entitled to one vote upon each of the matters to be presented at the Annual Meeting.

A shareholder is entitled to contact the Company directly and receive the text of the Statement of Proxy (or the amended Statement of Proxy, if any) and the Position Notices ("hodaot emda") (if any).

For information regarding compensation on an individual basis for the Company's five Office Holders with the highest compensation for the year 2017, please see the Company's Annual Report on Form 20-F for the year ended December 31, 2017 “Item 6. Directors, Senior Management and Employees - Item B. Compensation” at:
https://www.sec.gov/Archives/edgar/data/1337117/000117891318001384/0001178913-18-001384-index.htm

Copies of the proposed resolutions are available at Ituran’s USA offices at 1700 NW 64th St. Suite 100 Fort Lauderdale, FL 33309 USA, every business day from 9 a.m. to 5 p.m. (US Eastern Time), following prior coordination at telephone number +1-954-484-3806.

By order of the Board of Directors, Guy Aharonov, Adv. General Counsel

Azour, Israel
October 25, 2018

- ii -

ITURAN LOCATION AND CONTROL LTD.
PROXY STATEMENT FOR ANNUAL GENERAL MEETING OF SHAREHOLDERS

October 25, 2018

The enclosed proxy is solicited on behalf of the Board of Directors of Ituran Location and Control Ltd. (the “Company”) for use at the Company’s Annual General Meeting of Shareholders (the “Annual Meeting”) to be held on December 12, 2018 at 9:00 a.m. US Eastern time, or at any adjournment or postponement thereof, for the purposes set forth herein and in the accompanying Notice. The Annual Meeting will be held at the located at Ituran’s USA offices at 1700 NW 64th St. Suite 100 Fort Lauderdale, FL 33309 USA. The telephone number at that address is +1- 954-484-3806.

INFORMATION CONCERNING SOLICITATION AND VOTING

Record Date and Shares Outstanding

You are entitled to notice of the Annual Meeting and to vote at the Annual Meeting if you were a shareholder of record of Ordinary Shares, nominal value NIS 0.33 1/3 (the “Ordinary Shares”), of the Company at the close of business on November 7, 2018 (the “Record Date”). You are also entitled to notice of the Annual Meeting and to vote at the Annual Meeting if you held Ordinary Shares through a bank, broker or other nominee which was a shareholder of record of the Company at the close of business on the Record Date or which appeared in the participant listing of a securities depository on that date.

As of October 22, 2018, we have 21,341,606 outstanding shares.

Revocability of Proxies

A form of proxy card for use at the Annual Meeting is attached. Please follow the instructions on the proxy card. You may change your mind and cancel your proxy card by filing a written notice of revocation with the Company with proof of identity of the shareholder (to the satisfaction of Company's secretary) which have to be received with the Company's registered address at least 24 hours prior to the time of the Annual Meeting, by completing and returning a duly executed proxy card bearing a later date, or by voting in person at the Annual Meeting. Attendance at the Annual Meeting will not in and of itself constitute revocation of a proxy.

Quorum, Voting and Solicitation

Any two or more Shareholders present in person or by proxy, or who have delivered to the Company proxy card indicating their manner of voting, and who hold or represent shares conferring in the aggregate at least thirty-three and one-third percent (33 1/3%) of the voting power of the Company, shall constitute a lawful quorum at the Annual Meeting. A Shareholder or his proxy, who also serves as a proxy for other Shareholder(s), shall be regarded as two or more Shareholders, in accordance with the number of Shareholders he is representing.

If within an hour from the time appointed for the General Meeting a quorum is not present, the meeting shall stand adjourned to the same day in the next week, at the same time and place. No business shall be transacted at any adjourned meeting except business which might lawfully have been transacted at the meeting as originally called. At such adjourned meeting, any number of Shareholders present in person or by proxy or by proxy card, shall constitute a lawful quorum.

The vote necessary to approve the resolutions relating to the matters upon which you will be asked to vote is specified below immediately following each proposed resolution. Each outstanding Ordinary Share is entitled to one vote upon each of the matters to be presented at the Annual Meeting.

If you wish to attend the Annual Meeting in person and if your shares are held in "street name", meaning a shareholder whose Ordinary Shares are registered in his, her, or its favor with a member of a stock exchange or other record holder and which are included in the Ordinary Shares registered in the register of shareholders of the Company under the name of such record holder, shall be required to prove ownership of such Ordinary Shares as of the Record Date by providing the Company, at least 24 hours before the time appointed for holding the Meeting, with proof of ownership, issued by a record holder as well as a statement from such record holder that it did not vote such shares, and a copy of the shareholder's passport, valid identification document or incorporation certificate.

The Company’s Articles of Association also allow shareholders registered in the Company’s Shareholders Register to appoint a proxy to vote in their stead (whether personally or by means of a Statement of Proxy) at the Annual Meeting, by means of a Deed of Authorization in the form a set forth in the Articles of Association of the Company, so long as the Deed of Authorization is delivered to the Company at least twenty-four (24) hours prior to the time of the Annual Meeting or presented to the Chairman at such meeting. Shareholders may revoke their Deeds of Authorization by a written notice received at the Company’s offices prior to the commencement of the Annual Meeting, or if present in person at said General Meeting, may revoke the appointment by means of a written or oral notification to the Chairman and vote their shares in person.

Shareholders who will not attend the Annual Meeting in person are requested to complete, date and sign the aforementioned form of Proxy Card distributed herewith (or the amended Form of Proxy Card, if any) and to return it promptly (and in any event, at least forty eight (48) hours prior to the time of the Annual Meeting) to the Company's transfer agent in the enclosed envelope or to vote by remote voting according to provided instructions (if it’s available).

The Board of Directors of the Company is soliciting the attached proxy cards for the Annual Meeting, primarily by mail and by filing it publicly. The original solicitation of proxies by mail may be further supplemented by solicitation by telephone and other means by certain officers, directors, employees and agents of the Company, but they will not receive additional compensation for these services. Under Israeli law, if a quorum is present in person or by proxy, broker non-votes and abstentions will have no effect on whether the requisite vote is obtained, as they do not constitute present and voting shares.

Shareholders are entitled to apply in writing, through the Company, to the other shareholders of the Company in order to present their position in respect of any item on the agenda of the Annual Meeting (“Position Notice”). Position Notices may be sent to the Company’s Israeli office at 3 Hashikma St. Azour Israel (P.O. Box 11473 Azour 58001), by no later than 10 days prior to the Annual Meeting.

PROPOSAL ONE
DISCUSSION OF THE COMPANY’S AUDITED FINANCIAL STATEMENTS

Background

The Audit Committee has approved (pursuant to the Nasdaq Corporate Governance Rules) and recommended, and the Board of Directors has approved (pursuant to the Israeli Companies Law), the audited financial statements of the Company for the year ended December 31, 2017, as attached to the Company's Annual Report on Form 20-F for the year ended December 31, 2017.  Under the Israeli Companies Law and the Company’s Articles of Association, shareholders’ discussion is required for both the financial statements and the related report of the Board of Directors (please see the Company's Annual Report on Form 20-F for the year ended December 31, 2017). Our Chief Financial Officer, Mr. Eli Kamer will be available to respond to appropriate questions of shareholders.

Proposal

It is proposed that at the Annual Meeting the following matter be discussed:

Vote Required

“The audited financial statements of the Company for the year ended December 31, 2017 and the report of the Board of Directors for such period are hereby noted.”

No vote of the holders of Ordinary Shares is required in connection with discussion of this item 1.

PROPOSAL TWO
REAPPOINTMENT OF INDEPENDENT AUDITORS AND AUTHORIZATION
OF AUDITORS’ COMPENSATION

Background

The Audit Committee and the Board of Directors have selected the accounting firm Fahn Kanne & co., a member of Grant Thornton International, as the independent auditors to audit the consolidated financial statements of the Company for the year ending December 31, 2017. Fahn Kanne & co. audited the Company’s books and accounts since the year ended December 31, 1995.

The following table presents aggregate fees for professional audit services and other services rendered by Fahn Kanne & co., for 2016 and 2017:

	2016		2017
	(in thousands, USD)
Audit Fees (1)	300	(3)	307
Tax Fees (2)	9		7
Total	309		314

(1)
The audit fees for the years ended December 31, 2016 and 2017 respectively, were for professional services rendered for the audits of our annual consolidated financial statements, review of consolidated quarterly financial statements, statutory audits of Ituran.

(2)	Consists of all tax related services.

(3)	The audit fee for the year 2016 was updated due to non-significant additional fee paid for a professional audit service made for one of our subsidiaries.

Proposal

Shareholders are being asked to renew the appointment of Fahn Kanne & co. as the Company’s independent auditors for the fiscal year 2018 and until the close of the next Shareholders' Annual General Meeting, and to authorize the Audit Committee to set the compensation of these auditors. The Audit Committee will pre-approve all services to be performed by, and compensation to be paid to our auditors as provided for in the U.S. Sarbanes-Oxley Act of 2002 and the rules thereunder.

It is proposed that the following resolution be adopted at the Annual Meeting: “that Fahn Kanne & co. be appointed as the Company’s independent auditors for the fiscal year 2018 and until the close of the next Shareholders' Annual General Meeting. The Audit Committee of the Company is hereby authorized to determine the compensation of theses auditors”.

Vote Required

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon is necessary for approval of this proposal.

Board Recommendation

The Board of Directors recommends that the shareholders vote “FOR” the renewal of the appointment of the Company’s independent auditors and the authorization of the Audit Committee to determine their compensation.

PROPOSAL THREE
The election of certain directors for additional period
until third succeeding Annual meeting thereafter

Background

The election of Directors of the Company is determined under the Company’s Articles of Association. At every annual meeting three or four directors out of all directors presiding, shall be replaced or re-elected to office. Form of the declaration of these officers pursuant to Section 224B can be found on the Company's website www.ituran.com.

Proposal

Shareholders are being asked to elect the following persons to serve as directors in Class C for additional period until third succeeding Annual meeting thereafter: Izzy Sheratzky, Gil Sheratzky and  Ze'ev Koren (Independent Director).

Izzy Sheratzky is a co-founder of our company and its President. He has previously served as the Chairman of our Board of Directors, which in our company constitutes both an officer and director positions, ever since our company was acquired from Tadiran in 1995. Until 2003, Mr. Sheratzky also served as our Chief Executive Officer. Mr. Sheratzky also serves as the Chairman of the Board of Directors of Moked (1973) Investigations Company Ltd., Moked Services, Information and Investments Ltd., and Moked Ituran. He also serves as a director in Tikal Document Collection Ltd. Mr. Sheratzky is the father of Eyal, Nir and Gil Sheratzky, Brother of Efraim Sheratzky and uncle of Tal Sheratzky-Jaffa.

Gil Sheratzky serves as a director of our company and since 2013 as our International Activity and Business Development Officer. Mr. Sheratzky has been serving since January 23, 2007 as the Chief Executive Officer of our subsidiary, E-Com Global Electronic Commerce Ltd.  From 2003 and until 2013 Mr. Sheratzky served as our advertising officer. During the years 2000 - 2001 Gil worked in our control center, and during the years 2001 - 2002 he worked in an advertising agency. Mr. Sheratzky holds a BA in Business Administration from the Herzliya Interdisciplinary Center, and an MBA degree from the Booth School of Business at Chicago University, USA. Nir Sheratzky is the son of Izzy Sheratzky and the brother of Eyal Sheratzky and Nir Sheratzky and cousin of Effraim Sheratzky.

Zeev Koren has served as a director of our company since 2006 and since 2011 serves as the Chairman of the Board of Directors of the Company. In 1988 Brigadier Gen. (Res) Koren retired from the Israel Defense Forces after a career of 25 years, where in his final position he served as the head of human resources planning for the general staff division. Since then he has served in a senior capacity in companies in the fields of international forwarding and medical services. During the past six years he has also served as the general manager of a Provident Management Company. He holds a B.A. in Political Science and Criminology from Bar Ilan University.

The Board of Directors and the audit committee determined that Zeev Koren qualifies as independent director under the SEC and NASDAQ rules. Mr. Zeev Koren will serve as an independent director.

The statements of the above candidates to serve as directors are available at Ituran’s Israeli offices at 3 Hashikma St. Azour Israel Israel, every business day from 9 a.m. to 5 p.m. (Israeli time), following prior coordination at telephone number +972-3-5571314.

Vote Required

The affirmative vote of the holders of a majority of the voting power represented at the Annual Meeting in person or by proxy and voting thereon is necessary for approval of this proposal.

Board Recommendation

The Board of Directors recommends that the shareholders vote “FOR” the re-election of the abovementioned persons to the Company’s board of directors, for additional period until third succeeding Annual meeting thereafter.

Sincerely yours,

Ituran Location and Control Ltd.

ITURAN LOCATION AND CONTROL LTD.

FORM OF PROXY CARD

For use by shareholders of the Company at the Annual General Meeting of the Shareholders to be held on December 12, 2018 at 9:00 a.m. US Eastern time at the Company’s USA offices at 1700 NW 64th St. Suite 100 Fort Lauderdale, FL 33309 USA.

(Please use BLOCK CAPITALS)

Shareholder Name: ___________________
Social Security/ID no.: ______________________

For shareholders that are corporations:
Corporation no. : _____________________
Country of Incorporation: ___________________

PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

A	Proposals – The Board of Directors recommends a vote FOR Proposals 1 and 2.

1.
To appoint Fahn Kanne & co. as the Company’s independent auditors for the fiscal year 2018 and until the close of the next Shareholders' Annual General Meeting. The Audit Committee of the Company is hereby authorized to determine the compensation of the auditors.

☐	FOR	☐	AGAINST	☐	ABSTAIN

2.	To elect the following persons to serve as directors in Class C for additional period until third succeeding Annual General meeting thereafter.

2.1.	Izzy Sheratzky	☐ FOR	☐ AGAINST	☐ ABSTAIN

2.2.	Gil Sheratzky	☐ FOR	☐ AGAINST	☐ ABSTAIN

2.3.	Ze'ev Koren (Independent Director)	☐ FOR	☐ AGAINST	☐ ABSTAIN

B	Authorized Signatures — This section must be completed for your vote to be counted. — Date and Sign Below

Please sign exactly as name appears hereon and date. When shares are held by joint owners, both should sign. When signing as attorney, executor, administrator, trustee, or guardian, please give full title as such. If a corporation, please sign in full corporate name by President or other authorized officer. If a partnership, please sign in full partnership name by authorized person.

Date (mm/dd/yyyy) — Please print date below	Signature 1 — Please keep signature within the box.	Signature 2 — Please keep signature within the box.
/ /

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS OF THE CORPORATION. AUTHORITY TO VOTE FOR THE ELECTION OF ANY OF THE NOMINEES LISTED ABOVE MAY BE WITHHELD BY LINING THROUGH OR OTHERWISE STRIKING OUT THE NAME OF SUCH NOMINEE.

If this proxy is signed and returned, it will be voted in accordance with your instructions. If you do not specify how the proxy should be voted, it will be voted FOR Items 1  and 2  above.

Notes:

1.
To be valid, this form of Proxy Card (together with all the required documents as set forth in the Proxy Statement) must be received not later than 48 hours prior to the time set for the meeting (or an adjourned meeting, if such shall take place), and a failure to so deposit shall render the appointment invalid.

2.	Any alterations to this form must be initialed.

3.	Completion and return of this Form of Proxy Card will not prevent a member from attending and voting in person at the Meeting.

2